ARGENTEX MINING CORPORATION
(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

At April 30, 2013 and January 31, 2013 and
for the Three Months Ended April 30, 2013 and 2012

(UNAUDITED)

(Stated in U.S. Dollars)

Notice of Non-review of Interim Financial Statements

The attached condensed interim consolidated financial statements for the three month period ended April 30, 2013 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these interim financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	April 30,	January 31,
	2013	2013
	(Unaudited)

ASSETS

Current
Cash and cash equivalents	$1,166,344	$2,117,142
Receivables	28,136	33,357
Prepaid expenses and deposits	69,574	56,957

Total current assets	1,264,054	2,207,456

Property, plant and equipment	409,505	421,307

Mineral property interest	815,000	815,000

Total assets	$2,488,559	$3,443,763

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$391,217	$441,638
Due to related parties	83,386	13,639

Total liabilities	474,603	455,277

Stockholders' equity
Preferred stock, no par value, unlimited authorized, nil shares issued and outstanding at April 30, 2013 and January 31, 2013	-	-
Preferred stock, Series A convertible, no par value, authorized 2,000, nil shares issued and outstanding at April 30, 2013 and January 31, 2013	-	-
Common stock, no par value, unlimited authorized 71,677,317 and 71,677,317 issued and outstanding at April 30, 2013 and January 31, 2013, respectively	35,304,627	35,304,627
Additional paid-in capital	6,878,605	6,877,657
Deficit accumulated during the exploration stage	(40,135,500)	(39,169,460)
Accumulated other comprehensive loss	(33,776)	(24,338)

Total stockholders' equity	2,013,956	2,988,486

Total liabilities and stockholders' equity	$2,488,559	$3,443,763

Going concern (Note 3)

Approved on behalf of the Board of Directors:

“Rick Thibault”	“Stephen Hanson”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in U.S. Dollars)
(Unaudited)

	For the Three Months		From December 21,
	Ended April 30,		2001 (Inception)
	2013	2012	to April 30, 2013

Expenses

Consulting	$214,193	$367,157	$7,498,434
Depreciation	15,188	16,168	145,955
Director fees	88,859	19,829	340,861
Foreign exchange (gain) loss	7,847	(74,247)	21,578
Mineral property interests	298,051	2,127,071	22,030,294
Office and sundry	29,121	64,156	1,124,689
Professional	132,986	89,916	3,056,272
Rent	9,708	7,285	242,840
Salaries and benefits	106,814	54,887	816,474
Shareholder and investor relations	24,140	51,118	2,696,005
Tax on assets	5,744	5,767	100,586
Transfer agent and filing	18,503	8,047	416,171
Travel	18,004	54,482	799,190
Write-down of mineral claims	-	-	408,496

Loss before interest income (expense)	(969,158)	(2,791,636)	(39,700,845)

Interest income	4,052	22,929	150,638
Interest (expense)	(191)	-	(562,431)

Net loss for the period before income taxes	(965,297)	(2,768,707)	(40,112,638)

Income tax expense	743	-	22,862

Net loss for the period	(966,040)	(2,768,707)	(40,135,500)

Other comprehensive (loss) income

Unrealized gain (loss) on foreign exchange translation	(9,438)	28,237	(33,776)

Comprehensive loss for the period	$(975,478)	$(2,740,470)	$(40,169,276)

Net loss per share - basic and diluted	$(0.01)	$(0.04)

Weighted average number of shares outstanding - basic and diluted	71,677,317	71,488,276

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)
(UNAUDITED)

	For the Three Months		From December 21,
	Ended April 30,		2001(Inception) to
	2013	2012	April 30, 2013

Cash used in operating activities
Net loss	$(966,040)	$(2,768,707)	$(40,135,500)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	15,188	16,168	148,955
Stock-based compensation	948	173,984	4,575,260
Debt discount	-	-	5,881
Shares issued to acquire mineral properties	-	-	3,500
Shares issued in payment of bonus	-	-	52,160
Non-cash interest	-	-	333,333
Write-down of mineral claims	-	-	408,496
Changes in operating assets and liabilities:
Receivables	5,221	11	(28,136)
Prepaid expenses and deposits	(12,617)	(42,096)	(70,248)
Accounts payable and accrued liabilities	(50,421)	633,172	531,105
Due to related parties	69,747	(8,134)	83,386

Net cash used in operating activities	(937,974)	(1,995,602)	(34,091,807)

Cash flows used in investing activities
Acquisition of mineral property interests	-	-	(408,496)
Acquisition of surface rights to mineral property	-	-	(815,000)
Purchase of short-term investments	-	-	(4,109,097)
Redemption of short-term investments	-	-	4,109,097
Acquisition of equipment	(3,386)	(8,318)	(558,228)

Net cash used in investing activities	(3,386)	(8,318)	(1,781,724)

Cash flows from financing activities
Issuance of convertible debentures	-	-	1,650,000
Issuance of promissory notes	-	-	790,410
Repayment of promissory notes	-	-	(790,410)
Proceeds from issuance of capital stock	-	81,600	35,318,830
Proceeds from shares subscribed	-	-	104,380

Net cash provided by financing activities	-	81,600	37,073,210

Effects of foreign currency exchange	(9,438)	27,368	(33,335)

(Decrease) increase in cash during the period	(950,798)	(1,894,952)	1,166,304

Cash and cash equivalents, beginning of period	2,117,142	9,249,307	-

Cash and cash equivalents, end of period	$1,166,344	$7,354,355	$1,166,344

Supplemental disclosures
Cash paid (received) paid during the period for:
Taxes	$4,954	$-	$24,591
Interest	$(3,992)	$(24,480)	$(58,999)

Non-cash financing transactions:
Conversion of convertible debenture into common stock	$-	$-	$150,000
Stock based compensation on issuance of brokers warrants	$-	$-	$145,488
Notes and related accrued interest converted to common stock	$-	$-	$1,390,008

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Argentex Mining Corporation (“Argentex” or the “Company”) was originally incorporated in the State of Nevada on December 21, 2001 under the name Delbrook Corporation. On March 15, 2004, the Company changed its name to Argentex Mining Corporation. The Company effected this name change by merging with its wholly owned subsidiary, Argentex Mining Corporation, a Nevada corporation that was formed specifically for this purpose. On November 5, 2007, the Company moved its jurisdiction of domicile from the State of Nevada (Argentex Nevada) to the State of Delaware. This re-domicile was effected by merging with the Company’s wholly owned subsidiary Argentex Mining Corporation, a Delaware corporation that was formed specifically for this purpose. The Company’s Delaware subsidiary was the surviving entity in the merger. On June 3, 2011, the Company moved its jurisdiction of domicile back to the State of Nevada. This re-domicile was effected by merging with the Company’s wholly owned subsidiary Argentex Mining Corporation, a Nevada corporation that was formed specifically for this purpose. The Company’s Nevada subsidiary was the surviving entity in the merger. On June 8, 2011, the Company moved its jurisdiction of domicile from the State of Nevada to the Province of British Columbia, Canada. This re-domicile was effected by a process known as a ‘conversion’ in the State of Nevada and a ‘continuation’ in the Province of British Columbia.

Prior to the re-domicle there was a par value of $0.01 per share on the Company's common stock. In the Company's new jurisdiction, there is no par value on the Company's common stock and management has reclassified $25,131,164 on the issuance of common stock that was originally credited to additional paid in capital to common stock.

The Company has one wholly-owned subsidiary, SCRN Properties Ltd. SCRN Properties Ltd. was originally formed as a Delaware corporation on February 13, 2004, and on June 3, 2011, it moved its jurisdiction of domicile from the State of Delaware to the Province of British Columbia, Canada. SCRN Properties Ltd. was formed for the purpose of acquiring and exploring natural resource properties in Argentina.

Exploration Stage

The Company is primarily involved in acquiring and exploring mineral properties in Argentina. The Company is in the exploration stage of its mineral property development and to date has not yet established any proven mineral reserves on its existing properties. The Company has not produced any significant revenues from its principal business or commenced significant operations and it is considered an exploration stage company as defined by Securities and Exchange Commission (SEC) Guide 7 with reference to Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) topic 915.

Basis of Presentation and Principles of Consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim fianancial statements. These interim condensed consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the GAAP framework and include the financial statements of Argentex and SCRN. All significant intercompany balances and transactions have been eliminated from the consolidated financial results. The interim financial information of the Company as of April 30, 2013 and for the three months ended April 30, 2013 and 2012 is unaudited, and the balance sheets as of January 31, 2013 is derived from audited fianancial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS, continued

Basis of Presentation and Principles of Consolidation, continued

Accordingly, these condensed interim consolidated financial statements omit or condense notes and certain other information normally included in financial statements prepared in accourding with U.S. generally accepted accounting principles. The accounting policies followed for the quarterly financial reporting conform with the accounting policies disclosed in Note 2 to the Notes to Company’s audited January 31, 2013 Financial Statements. In the opinion of management, all adjustments that are necessary for a fair presentation of the financial information of the interim periods reported have been made. All adjustments are of a normal recurring nature. The results of operations for the three months ended April 30, 2013 are not necessarily indicative of the results that can be expected for the fiscal year ending January 31, 2014. These unaudited condensed interim consolidated financial statements should be read in conjunction with the fianancial statements and the notes thereto included in the Company’s audited financial statements for the year ended January 31, 2013.

Additional significant accounting policies that either affect the Company or have been developed since January 31, 2013 are summarized below.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Recent Accounting Pronouncements

From time to time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that are adopted by the Company a of the specificied effective date. Unless otherwise discussed, the Company believes that the the impact of recently issued accounting pronouncements that are not yet effective will not have a material impact on the Company’s financial position, results of operations or cash flows.

Cash and Cash Equivalents, and Short-term Investments

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents and investments with initial maturities of more than three months to be short-term investments. The following tables summarize the Company’s financial assets’ adjusted cost, unrealized gains and fair value by significant investment category recorded as cash and cash equivalents as of April 30, 2013 and January 31, 2013:

April 30, 2013

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents
Level 1:	Cash	$ 1,166,344	$ -	$ 1,166,344	$ 1,166,344

January 31, 2013

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents
Level 1:	Cash	$ 2,116,467	$ 675	$ 2,117,142	$ 2,117,142

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Cash and Cash Equivalents, and Short-term Investments, continued

The Company’s cash equivalent instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The Company had no transfers between level 1 and level 2 during the period.

NOTE 3 – GOING CONCERN

These interim condensed consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. However, although the Company has working capital of $789,451 and anticipates closing CDN$ 4,975,484 of the CDN$5,000,000 financing per the Term Sheet it signed with Austral Gold Limited on March 22, 2103 in July 2013, it has a history of operating losses since its inception in 2001, and has an accumulated deficit of $40,135,500. The Company has not generated any revenues from mineral sales since inception, has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.

The continuation of the Company as a going concern is dependent upon the continued financial support of its shareholders, the ability of the Company to obtain financing and the attainment of profitable operations, or the sale, option or joint venture of one or more of the Company’s resource properties. The Company’s ability to achieve and maintain profitability and positive cash flows is dependent upon its ability to locate profitable mineral properties, generate revenues from mineral production and control production costs. Based upon its current plans, the Company expects to incur operating losses in future periods. The Company plans to obtain sufficient working capital to execute its business plans through additional equity or new strategic relationships. There is no assurance that the Company will be able to generate significant revenues in the future or be successful with any financing ventures.

These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not give any effect to any adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT

		April 30, 2013
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$36,133	$258,828
Equipment	185,897	69,123	116,774
Furniture and fixtures	19,185	9,678	9,507
Computer equipment	57,593	33,197	24,396
	$557,636	$148,131	$409,505

		January 31, 2013
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$29,496	$265,465
Equipment	183,407	63,043	120,364
Furniture and fixtures	19,185	9,178	10,007
Computer equipment	56,697	31,226	25,471
	$554,250	$132,943	$421,307

NOTE 5 – MINERAL PROPERTY INTERESTS

a)	Pingüino Project

Pursuant to the terms of a mineral property option agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director, the Company purchased a 100% interest in a mineral property located in the Santa Cruz Province of the Republic of Argentina, known as the Pingüino Property. The agreement also provides for an area of interest such that, in the event that the optionor records any property claims within five (5) kilometers of the boundaries of the property, such claims will become subject to the mineral property option agreement.

To acquire the property the Company made the following payments: approximately $43,710 (CDN$50,000) on or before July 1, 2004 (paid); approximately $65,565 (CDN$75,000) on or before July 1, 2005 (paid); approximately $87,420 (CDN$100,000) on or before July 1, 2006 (paid); approximately $87,420 (CDN$100,000) on or before July 1, 2007 (paid); and approximately $109,275 (CDN$125,000) on or before July 1, 2008 (paid). The Company wrote off the acquisition costs in a prior year. The agreement is subject to a 2% net smelter royalty. The Company has the right at any time up to 60 days after commencement of commercial production to repurchase either one-half of the royalty for approximately $1,000,000 (CDN$1,000,000) or all of the royalty for approximately $2,000,000 (CDN$2,000,000).

On December 10, 2010, the Company entered into an agreement with a land owner whereby the Company purchased surface rights to the major portion of the property, known as El Piche, for $815,000. The Company completed this acquisition on December 17, 2010.

b)	Condor Project

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in certain mineral claims located in the Santa Cruz Province of the Republic of Argentina, known as the Condor Property, subject to a 2% net smelter return royalty in favor of an ex-director. The Company wrote off the acquisition costs in a prior year. The Company has the right to repurchase either one-half of the royalty for approximately $1,000,000 (CDN$1,000,000) or all of the royalty for $2,000,000 (CDN$2,000,000).

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 5 – MINERAL PROPERTY INTERESTS, continued

c)	Contreras, other Santa Cruz and Rio Negro Projects

Pursuant to the terms of a Mineral Property Acquisition Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired mineral claims located in the Santa Cruz Province of the Republic of Argentina, then known as the Dyakowski Property for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

On June 30, 2005, the Company entered into an amending agreement whereby the Company amended the Escrow Agreement. This amending agreement was restated August 8, 2005 whereby the Company agreed to release the 4,999,998 shares of its common stock that were being held in escrow. Of the 4,999,998 released shares, 4,749,998 of these shares were returned to treasury and cancelled and 250,000 of these shares were released to an ex-director of the Company for the transfer of the mineral claims to the Company.

In addition, pursuant to the terms of a Share Purchase Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired a 100% interest in SCRN Properties Ltd. (SCRN), a Delaware corporation, the sole asset of which consisted of mineral claims located in the Rio Negro Province of the Republic of Argentina, known as the SCRN Property, for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in mineral claims located in the Santa Cruz and Rio Negro Provinces of the Republic of Argentina, known as the Storm Cat Property. Subsequent to acquisition of these properties, the Company has accounted for expenditures by province. The Company wrote off the acquisition costs in a prior year.

d)	British Columbia Claims

On June 7, 2010, the Company acquired a group of three contiguous mineral tenures known as the Clapperton Property, covering an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometers northeast of the town of Merritt, British Columbia. The total purchase amount was $324. On May 25, 2011, the Company made a cash-in-lieu payment of approximately $3,781 (CDN$3,632) which advanced the expiry date of the three mineral tenures to June 7, 2012. On May 31, 2012, the Company made a cash-in- lieu payment of approximately $4,067 (CDN$4,201) which advanced the expiry date of the three mineral tenures to June 7, 2013. On June 4, 2013 the Company made a cash-in-lieu payment of approximately $4,000 (CDN$4,138) which advanced the expiry date of the three mineral tenures to December 7, 2013.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 5 – MINERAL PROPERTY INTERESTS, continued

Mineral property interests expense reflected in the accompanying consolidated statement of operations relates to the following projects:

	Three Months	Three Months	December 21, 2001
	Ended,	Ended,	(Inception) to
	April 30, 2013	April 30, 2012	April 30, 2013

Pingüino Project:
Assaying, testing and analysis	$-	$17,800	$1,150,093
Camp, salaries and supplies	138,402	761,685	5,889,673
Claim maintenance	8,712	16,874	146,571
Drilling	-	1,045,353	10,312,762
Engineering	16,682	120,248	1,144,644
Environmental	8,234	24,867	183,399
Geological and geophysical	45,775	97,406	1,633,043
Metallurgical	9,720	9,358	344,764
Travel and accommodation	14,982	4,876	322,307
	242,507	2,098,467	21,127,256

Condor Project:
Camp, salaires and supplies	-	2,150	34,555
Claim maintenance	-	11,647	38,821
Environmental	10,383	-	10,383
Geological and geophysical	-	5,038	110,512
	10,383	18,835	194,271

Contreras and other Santa Cruz
Projects:
Assaying, testing and analysis	1,535	-	61,782
Camp, salaires and supplies	4,079	1,218	180,556
Claim maintenance	2,829	-	37,326
Environmental	8,025	-	12,925
Geological and geophysical	9,318	-	141,525
Travel and accommodation	200	-	29,014
	25,986	1,218	463,128

Rio Negro Project:
Assaying, testing and analysis	1,016	-	1,512
Camp, salaires and supplies	4,027	468	69,339
Claim maintenance	11,813	8,083	81,722
Geological and geophysical	2,239	-	42,674
Travel and accommodation	80	-	10,815

	19,175	8,551	206,062

British Columbia Claims and other:	-	-	39,577

	$298,051	$2,127,071	$22,030,294

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Three Months	Year Ended
	Ended	January 31,
	April 30, 2013	2013

Accounts payable	$245,904	$244,741
Accrued liabilities	64,189	114,330
Accrued taxes and related interest	81,124	82,567

	$391,217	$441,638

NOTE 7 - RELATED PARTY TRANSACTIONS

A summary of director and officer compensation for the three month periods ended April 30, 2013 and April 30, 2012 are as follows:

	2013	2012
Director fees	$88,859	$19,829
Consulting	96,146	108,312
Salaries and benefits	67,395	-
Stock-based compensation (Note 8)	-	70,329

	$252,400	$198,470

As at April 30, 2013 the Company owed directors and officers $18,867 (January 31, 2013 - $13,639). All balances owing were unsecured, non-interest bearing and had no fixed terms of repayment.

Details of the related party transactions and balances, are as follows:

a)

On January 7, 2011 the Company entered into a one year consulting agreement with a company controlled by the Company’s Chief Financial Officer whereby it agreed to pay a consulting fee for services ordinarily provided by a Chief Financial Officer of approximately $12,500 per month. Effective January 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 per month. Effective January 1, 2013, the consulting agreement automatically renewed for one year.

During the three month period ended April 30, 2013, the Company paid or accrued consulting fees of $46,654 (April 30, 2012 - $44,840) and recorded stock based compensation of $nil (April 30, 2012 - $31,346) related to this consulting agreement. At April 30, 2013 and January 31, 2013, the Company was indebted in the respective amounts of $8,013 and $5,422 related to this consulting agreement.

b)

On March 11, 2011, the Company entered into a consulting agreement with a company controlled by the Company’s Executive Vice President of Corporate Development whereby it agreed to pay a monthly consulting fee for services ordinarily provided by an Executive Vice President of Corporate Development of approximately $12,500. Effective March 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 per month. In addition, effective January 20, 2012 until July 31, 2012, the Executive VP Corporate Development assumed the additional role of interim President of the Company for which he was compensated with an additional fee of approximately $2,500 per month. Effective March 1, 2013, the consulting agreement automatically renewed for one year.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 7 - RELATED PARTY TRANSACTIONS

During the three month period ended April 30, 2013, the Company paid or accrued consulting fees of $44,053 (April 30, 2012 - $50,061) and recorded stock based compensation of $nil (April 30, 2012 - $38,983) related to this consulting agreement. At April 30, 2013 and January 31, 2013, the Company was indebted in the respective amounts of $976 and $986 related to this consulting agreement.

c)

Effective August 1, 2012 the Company signed an employment agreement with its President and CEO, pursuant to which the Company agreed to pay to him an annual salary of approximately $250,000 plus benefits., including 1,000,000 stock options, medical insurance and a bonus of up to 50% of his annual salary.

During the three month period ended April 30, 2013, the Company paid or accrued its President and CEO salary and benefits of $67,395 (April 30, 2012 - $nil). At April 30, 2013 and January 31, 2013, the Company was indebted in the respective amount of $9,878 and $7,231 related to this employment agreement.

d)

During the three months ended April 30, 2013, the Company paid aggregate director fees of $24,340 to five directors (April 30, 2012 - $18,930 to four directors) and accrued director fees of $64,519 payable to the Company’s directors who serve on its special committee. In addition consulting fees of approximately $5,540 was paid to a Company controlled by one director for consulting fees (April 30, 2012-$14,082 owed).

NOTE 8 – CAPITAL STOCK

Share purchase warrants

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance at January 31, 2012	17,229,206	$1.28
Expired	(900,000)	1.25
Balance at January 31, 2013 and April 30, 2013	16,329,206	$1.28

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 8 – CAPITAL STOCK, continued

Stock purchase warrants, continued

At April 30, 2013, the following share purchase warrants were outstanding and exercisable:

Number of	Exercise
warrants	Price	Expiry Date

5,002,500	$1.60 (C$1.60)	August 19, 2013
522,000	$1.15 (C$1.15)	August 19, 2013
10,804,706	$1.14 (C$1.14)	October 26, 2015
16,329,206

Stock Options

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at January 31, 2012	3,577,500	0.85
Granted	3,360,000	0.305
Exercised	(240,000)	0.34
Expired	(340,000)	0.81
Balance at April 30 and January 31, 2013	6,357,500	$ 0.58

At April 30, 2013, 6,357,500 (January 31, 2012 – 2,342,500) stock options were exercisable.

Total stock-based compensation recognized during the three month period ended April 30, 2013 was $948 (April 30, 2012 - $173,984). Stock-based compensation has been recorded in the consolidated statements of operations as follows, with corresponding additional paid-in capital recorded in stockholders’ equity:

	Three	Three
	Months	Months
	Ended	Ended
	April 30,	April 30,
	2013	2012

Consulting fees	$-	$101,478
Mineral property interests	948	56,308
Salaries and benefits	-	16,198
	$948	$173,984

As at April 30, 2013, the aggregate intrinsic values of all outstanding, vested stock options and exercised stock options were $nil (April 30, 2012-$52,900).

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 9 - SEGMENTED INFORMATION

At April 30, 2013 and January 31, 2013, the Company operated in two reportable segments. Identifiable assets, revenues and net loss in each geographic area are as follows:

	April 30,	January 31,
	2013	2013

Identifiable assets
Canada	$1,213,912	$2,161,650
Argentina	1,274,647	1,282,113
	$2,488,559	$3,443,763

	Three	Three
	Months	Months
	Ended	Ended
	April 30,	April 30,
	2013	2012

Loss for the period
Canada	$581,931	$561,931
Argentina	384,109	2,206,776
	$966,040	$2,768,707

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value of Financial Instruments

The Company accounts for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of the Company’s financial instruments were as follows:

		April 30, 2013		January 31, 2013
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$1,166,344	$1,166,344	$2,117,142	$2,117,142
Receivables	Level 2	$28,136	$28,136	$33,357	$33,357
Accounts payable	Level 2	$391,217	$391,217	$441,638	$441,638
Due to related parties	Level 2	$83,386	$83,386	$13,639	$13,639

The carrying amount approximates fair value because of the short maturity of the instruments.

Risk Management

The Company’s activities expose it to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of the Company’s mineral properties, and to limit exposure to risks. The types of risk exposure and the way in which such exposures are attempted to be managed are as follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash. The Company maintains its Canadian and U.S. cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. The Company’s bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in its credit union accounts are guaranteed by the provincial government of British Columbia. The Company’s Canadian dollar bank account balance, at times, may exceed federally insured limits. The Company maintains its Argentinean pesos in an Argentinean bank deposit account. The Company keeps its Argentinean peso bank deposit account balance within federally insured limits. As part of the Company’s cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. The Company has not lost any cash and does not believe its cash is exposed to any significant credit risk.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Credit risk, continued

At April 30, 2013, the Company had approximately $100,000 in U.S. cash, $1,000,000 in Canadian cash, approximately $50,000 in Canadian dollar term deposits guaranteed by the provincial government of British Columbia and approximately ARS 300,000 in Argentine Pesos.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Foreign Exchange Risk

The Company is subject to foreign exchange risk for purchases denominated in foreign currencies. The Company operates outside of the U.S. primarily in Argentina and Canada and the Company is exposed to foreign currency risk due to the fluctuation between the currencies in which the Company operates in and the United States Dollar. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. Management monitors its foreign currency balances and makes adjustments based on anticipated need for foreign currencies.

At April 30, 2013, the Company was exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian
	Peso	CDN Dollar
Cash and cash equivalents	$295,427	$1,908,477
Receivables and advances	-	1,174
Accounts payable	(571,318)	(240,568)
Net exposure	$(275,892)	$1,669,083

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $162,792 in the net loss for the period ended April 30, 2013. As this sensitivity analysis does not take into account any variables other than foreign currency rate fluctuations, the above information may not fully reflect the foreign exchange risk of the assets and liabilities involved.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, management considers the interest rate risk to be limited.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company’s operations are all related to the minerals and mining industry. A reduction in mineral prices or other disturbances in the minerals market could have an adverse effect on the Company’s operations.